December 12, 2014

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	Cadista Holdings Inc.
Amendment No. 1 to Schedule 14D-9 filed on November 13, 2014
File No. 005-86651

Cadista Holdings Inc.
Amendment No. 1 to Schedule 13E-3 filed on November 17, 2014
File No. 005-86651

Dear Mr. Hindin:

On behalf of Cadista Holdings Inc. (the “Filing Person” or the “Company”), we hereby provide the following responses to comments from the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 9, 2014, with respect to the above referenced filings by the Filing Person. For convenience of reference, each comment is recited in bold face type and is followed by the Filing Person’s response thereto. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the above referenced Schedule 14D-9 and Schedule 13E-3. In addition, we have filed via EDGAR an amendment to Schedule 13E-3 and an amendment to Schedule 14D-9, to address certain of the Staff’s comments as indicated in our responses below.

Schedule 13E-3

1. We note your response to prior comments 3 and 4, and we reissue the comments in part. The revised disclosure referencing clauses (iii) through (v) of Instruction 2 to Item 1014 of Regulation 1014 is not responsive to the comments or to the requirements of Item 1014. If the Company’s board of directors based its fairness determination on the analysis and discussion of these three factors undertaken by others, then the Company must disclose that it has expressly adopted such analysis and discussion as its own. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If true, please disclose that the Company’s board of directors expressly adopted the analysis and discussion of the Purchaser Group found in the Offer to Purchase regarding these three factors.

In response to comment 3 contained in your letter dated November 26, 2014, the Filing Person cross-referenced pages 38 – 39 of the Offer to Purchase for convenience only, because the Committee’s analysis of such factors was substantially the same as the analysis of the Purchaser Group contained therein. However, the Company’s Board of Directors did not base its fairness determination on the analysis and discussion undertaken by or on behalf of the Purchaser Group. For clarification, we have revised the disclosure under Item 4 of Schedule 14D-9 and Item 8(b) of Schedule 13E-3 to delete such cross-reference and replace it with the following:

The consideration of the factors described above by the Committee reflects its own assessment of the fairness of the Offer Price payable in the Offer and the Short-Form Merger to the Minority Shareholders in relation to the going concern value of the Company on a stand-alone basis. In reaching the conclusion as to fairness, the liquidation value and the net book value of the Company were not considered. The liquidation value was not considered because the Company is a viable going concern and the Purchaser Group has not disclosed any plans to liquidate the Company. Therefore, the liquidation value of the Company is believed to be irrelevant to a determination as to whether the Offer is fair to the Minority Shareholders. Further, net book value was not considered as a factor because the Committee believes that net book value is not a material indicator of the value of the Company as a going concern but rather is a historical measurement as of a certain date. The Company’s net book value per Share, calculated by dividing shareholders’ equity by the number of Shares outstanding was approximately $1.07 as of March 31, 2014 and $1.16 as of September 30, 2014.

Pursuant to resolutions adopted by the Board on August 12, 2014 (discussed above in “Item 4. The Solicitation or Recommendation—Background of the Offer”), the Board delegated to the Committee all of the power and authority of the Board, to the fullest extent permitted by law, to negotiate, approve and recommend to the Board, or reject, the Proposed Transaction and recommend to the Minority Shareholders whether or not to tender their Shares in connection with the Proposed Transaction. The resolutions further provided that the Committee was to report to the Board its recommendations and conclusions with respect to the Proposed Transaction, including a determination and recommendation as to whether the Proposed Transaction is advisable and substantively, procedurally and financially fair and in the best interests of the Minority Shareholders, and such recommendations and conclusions of the Committee were to be deemed action by the entire Board.

2. We also reissue prior comments 3 and 4 with respect to clause (vii) of Instruction 2 to Item 1014. The revised disclosure does not indicate that the Company’s board of directors considered the factor described in clause (vii) in reaching its fairness determination. If the board considered the report of Cassel Salpeter as part of its fairness determination, please revise the disclosure to so indicate. Current disclosure only indicates that the Committee considered the Cassel Salpeter report. Alternatively, the board may adopt the discussion and analysis of the Committee.

The second paragraph in our response to comment 1 above is also partially responsive to this comment. Namely, the Committee, acting on behalf of the Cadista Board and pursuant to its delegated authority, considered the analysis and opinion of Cassel Salpeter & Co., LLC in reaching its fairness determination. For additional clarification, we have further revised the disclosure under Item 4 of Schedule 14D-9 and Item 8(b) of Schedule 13E-3 to add the following:

In connection with the factor described in subsection (vii) of Item 1014 of Regulation M-A, the Committee considered the analysis and discussion of its financial advisor, Cassel Salpeter & Co., LLC, which is summarized below in “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor.”

Should you require further information, please contact the undersigned at (212) 218-3340.

Sincerely,

/s/ Esteban A. Ferrer, Esq.

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EXHIBIT A
ACKNOWLEDGMENT OF CADISTA HOLDINGS INC.

The Filing Person hereby acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: December 12, 2014

Cadista Holdings Inc.

	By:	/s/ Kamal Mandan
	Name:	Kamal Mandan
	Title:	Chief Financial Officer

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